Mail Stop 3561





								August 4, 2005



Via U.S. Mail and Facsimile [(416) 594-6811]


Mr. Ross McGroarty
Chairman/Secretary
Byron Global Corp.
2045 Lakeshore Blvd. W., Suite 3903
Toronto, Ontario M8V 2Z6
Canada


      Re:  	Byron Global Corp.
      	Form 20-F/A for the fiscal year ended December 31, 2004
      	File No. 000-30194


Dear Mr. McGroarty:

We have reviewed your response letter dated July 27, 2005, and the associated amendment, and have the following comment. If you disagree, we will consider your explanation as to why our comment is not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

* * * * * * *




Form 20-F/A (Fiscal year ended December 31, 2004)
Item 19.  Financial Statements and Exhibits

Note 3 - Marketable Securities, page 22

1. We note the information regarding your investment in Ontex Resources Ltd ("Ontex") that you have added to your disclosure in response to comment #7 of our letter dated July 12, 2005. The disclosure appears to provide extensive information on Ontex and its business, but does not specifically address the issue of your valuation of the investment, and whether an other-than-temporary write-down of this investment should be considered. In this regard, we have noted that, in addition to Ontex being a development stage company with significant net losses, accumulated deficit and working capital deficiency (as stated in comment #7), they also have no projects in production at this time, and have asserted in their "Annual Information Form" dated March 31, 2005, that they do not expect to generate earnings in the near future. Therefore, unless positive evidence exists showing that the carrying value of this investment will be recovered within a reasonable period of time, per the guidance in paragraph 7 of EITF 03-1, the impairment of this investment should be reflected as an other-than-temporary write-down and reflected in earnings as a realized loss. Please revise accordingly.

* * * * * * *

      You may contact Ms. Kristin Shifflett, Staff Accountant, at
(202) 551-3381, if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3816 with any other questions.


Sincerely,



      Joseph Foti
							Senior Assistant Chief
Accountant


??

??

??

??

Mr. Ross McGroarty
Byron Global Corp.
August 4, 2005
Page 1